

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 14, 2017

Michael J. Wortley
Chief Financial Officer
Sabine Pass Liquefaction, LLC
700 Milam Street, Suite 1900
Houston, Texas 77002

>   **Re: Sabine Pass Liquefaction, LLC**
>   **Registration Statement on Form S-4**
>   **Filed June 9, 2017**
>   **File No. 333-218646**

Dear Mr. Wortley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products